SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on November 19, 2010

1. Date, Time and Venue: On November 19, 2010, at 9 a.m., by conference call, as expressly authorized by Article 20, §2, of the Company’s Bylaws.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora were verified.

3. Presiding Board: Chairman: Caio Racy Mattar. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: The following resolutions were unanimously approved, without reservations, by all the directors in attendance:

4.1. To determine, pursuant to the approval of the Annual General Meeting of Shareholders of the Company held on April 27, 2010 (“AGM”), the payment, on December 15th, 2010, of the mandatory dividend declared on the AGM related to the fiscal year ended December 31st, 2009, on the total amount of R$50,717,399.76, corresponding to R$0.12112 per share, treasury shares excluded, based on the shareholding position of (i) April 27, 2010 (after floor is closed), for shareholders holding shares traded on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; and (ii) April 30, 2010 for shareholders holding ADRs traded on the New York Stock Exchange.

4.2. Shareholders on the dates mentioned above, entitled to receive dividends and having a credit option registered with Itaú Unibanco S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on December 15th, 2010. Shareholders having no credit option registered with Itaú Unibanco S.A. shall, as of the date hereof, look for a branch of Itaú Unibanco S.A. to update their data (referred update being a requirement for the receipt of dividends), and the payment shall occur, on or after December 15th, 2010, within at least three business days from the date the record was updated. Dividends owed to the participant shareholders of the fiduciary custody services of BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros shall be credited on December 15th, 2010, pursuant to the data records kept by such institution.

4.3. To recognize the Company’s capital increase, taking into consideration the limit of the authorized capital, in the amount of R$10,564.97, due to the exercise, in the past 30 days, of stock options, which resulted in the issuance of 5,876 common shares, in accordance with the Subscription Bulletin, kept at the Company’s headquarters. The above mentioned shares will take part in equal participating conditions, as the other existing shares, in all benefits, including in the possible distribution of dividends and in

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the payment of interest on net equity that may be declared by the Company as of the present date. As a result of the capital increase, the Company’s corporate capital shall be R$2,729,197,400.39, divided into 431,515,375 common shares, book-entry and without par value.

4.4. To register the resignation of Mr. José Écio Pereira da Costa Júnior to his office in the Company’s Nomination and Corporate Governance Committee, and to appoint, as member of said Committee, for the term of office to expire on the date of the Annual Shareholders’ Meeting to be held in 2012, Mr. Wilson Amaral de Oliveira, Brazilian, married, business administrator, bearer of identity card RG No. 6,269,899 SSP/SP, enrolled with the CPF/MF under No. 527,350,108-30.

4.5. Due to the deliberation above and pursuant to the meeting of the Board of Directors of the Company held on September 9, 2010, the composition of the Company’s assistance committees will be as follows:

(i) Audit Committee: José Écio Pereira da Costa Júnior, as President of the Committee, Gerald Dinu Reiss and Richard L. Huber;

(ii) Compensation Committee: Caio Racy Mattar, as Coordinator, Richard L. Huber and José Écio Pereira da Costa Júnior;

(iii) Nominating and Corporate Governance Committee: Gerald Dinu Reiss, as Coordinator, Caio Racy Mattar and Wilson Amaral de Oliveira;

(iv) Investment Executive Committee: Wilson Amaral de Oliveira, as Coordinator, Alceu Duilio Calciolari and Antonio Carlos Ferreira Rosa;

(v) Finance Executive Committee: Wilson Amaral de Oliveira, as Coordinator, Alceu Duilio Calciolari and Fernando Cesar Calamita; and

(vi) Ethics Executive Committee: Rodrigo Ferreira Coimbra Pádua, as Coordinator, Mario Rocha Neto, Fernando Cesar Calamita, and Luciano de Camillo Masson.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Caio Racy Mattar (Chairman), Fabiana Utrabo Rodrigues (Secretary). Directors: Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Renato de Albuquerque and Wilson Amaral de Oliveira.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Fabiana Utrabo Rodrigues

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer